Exhibit 16.2

              [Coopers & Lybrand L.L.P. letterhead]


                                        November 4, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Gentlemen:

We have read the statements made by Stifel Financial Corp. (Registrant) (copy attached), which we understand were filed with the Commission pursuant to Item 4 of Form 8-K, as part of the Registrant's Form 8-K report dated November 1, 1996. In addition to the information reported in such Form 8-K, with which we agree, we have additional commentary as follows:

The disagreements referred to in the Registrant's Form 8-K involved the application of accounting principles related to the carrying value of fixed assets acquired in connection with an equipment lease termination and buyout transaction, re-establishment of an asset related to employee bonus notes receivable which had been previously fully amortized on an accelerated basis and write-up of the carrying value of an investment in a non readily marketable security. The Coopers & Lybrand L.L.P. engagement partner had a difference of opinion with the Registrant's former Chief Financial Officer related to the accounting principles applied to each of the three issues presented above.

As a result of certain assertions made by the Registrant's former Chief Financial Officer to justify his position with regard to the difference of opinion referred to above, the engagement partner informed the Registrant's Chief Executive Officer that Coopers & Lybrand L.L.P. could no longer rely on the representations of the Registrant's former Chief Financial Officer. In our opinion these circumstances constitute an "event" that should be reported. Senior Management of the Registrant took immediate remedial action such that Coopers & Lybrand L.L.P. could complete the audit of the Registrant's 1995 financial statements.

At the conclusion of the audit, Senior Management of the Registrant agreed to record the adjustments which had been the subject of the disagreements. The adjustments resulted in a charge to the first quarter 1995 results of operations of approximately $160,000, net of tax, and a charge to the fourth quarter 1995 results of operations of approximately $80,000, net of tax. The impact of the adjustments related to the disagreements and all other adjustments recorded as a result of the audit, which together resulted in the restatement of each of the previously filed 1995 quarterly reports on Form 10-Q of the Registrant, have been disclosed in the "Quarterly Results" section of the Registrant's 1995 annual audited financial statements. The adjustments related to the disagreements were discussed with members of the Registrant's Audit Committee on April 22, 1996, where the Coopers & Lybrand L.L.P. engagement partner informed the Committee that all matters had been resolved to his satisfaction and that there were no ongoing disagreements with the Registrant's management.

Very truly yours,
/s/ Coopers & Lybrand L.L.P.
Coopers & Lybrand L.L.P.








Coopers  &  Lybrand  L.L.P.  is a member  of  Coopers  &  Lybrand
International, a limited liability association incorporated in Switzerland